I-AM Capital Acquisition Company

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

Telephone: (212) 878-3684

July 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	I-AM Capital Acquisition Company
Draft Registration Statement on Form S-1
Submitted June 7, 2017
CIK No. 0001708410

Dear Ms. Ravitz:

On behalf of I-AM Capital Acquisition Company, a Delaware corporation (the “Company,” “we,” “our” or “us”), the undersigned hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 4, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on June 7, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), to be filed contemporaneously with the submission of this letter.

Prospectus Cover

1.	We note your disclosure that you cannot guarantee that your securities will be approved for listing on the Nasdaq Capital Market and that you will apply for listing on or after the date of the prospectus. Given that several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, please clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight Nasdaq listing and Nasdaq rules as you have done. Please revise or advise.

We hereby confirm that in the event that our securities are not approved for listing on Nasdaq Capital Market (“NASDAQ”), we would not proceed with this offering. As such, we do not believe that there is a need to highlight the risks of not listing on NASDAQ and we believe it is appropriate to highlight the NASDAQ listing and NASDAQ rules as we have done.

2.	If you chose to highlight the Millennium India Acquisition transaction, please also explain the SPAC made its business acquisition only after seeking shareholder approval to clarify the definition of a business combination in order to acquire a 14.9% interests in both SMC and SAM and that the surviving entity subsequently registered as an Investment Company.

We have revised the Registration Statement (in the Summary section and on pages 38, 60 and 82) to provide more information on the Millennium India Acquisition transaction.

Initial Business Combination, page 2

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act as of the date of this letter. We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that if investors are provided with such materials, investors will not retain copies of such materials.

4.	Explain what you mean by “purchasing power parity.”

Purchasing Power Parity (PPP) is an economic theory that compares different countries' currencies through a market "basket of goods" approach. According to this concept, two currencies are in equilibrium or at par when a market basket of goods (taking into account the exchange rate) is priced the same in both countries. A nation's GDP at PPP exchange rates is the sum value of all goods and services produced in the country valued at prices prevailing in the United States in a given year. This is the measure most economists prefer when looking at per-capita welfare and when comparing living conditions or use of resources across countries. Every three years, the World Bank constructs and releases a report that compares various countries in terms of PPP and U.S. dollars.

Conditions to completing our initial business combination, page 11

5.	We note your disclosure that there is no limitation of your ability to raise funds privately. Please tell us whether you can issue securities that can vote with the common stockholders on matters related to your pre-business combination activity as described in the last paragraph on page 15.

We have revised the Registration Statement (pages 15 and 38) to clarify that we may not issue additional securities that can vote with common stockholders on matters related to our pre-initial business combination activity.

We are not registering the shares of common stock issuable upon exercise, page 30

6.	If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We have revised the disclosure to disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

The provisions of our amended and restated certificate of incorporation, page 38

7.	If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary.

We have revised this risk factor in the Registration Statement (page 38) in response to the Staff’s comment. However, we believe that it is not necessary to highlight this issue in the prospectus summary because our amended and restated certificate of incorporation will provide that we must provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable and any amounts released to us to fund working capital requirements) divided by the number of then outstanding public shares. Accordingly, no charter amendment would negatively affect a stockholder that redeemed its shares in connection with such amendment.

Redemption of Public Shares, page 70

8.	Please clarify whether you would proceed with the amendment if the number of stockholders seeking redemption would exceed the amount mentioned in the penultimate sentence of the second paragraph on page 71.

We have revised the Registration Statement (page 71) to clarify that we would not proceed with the amendment under such circumstances.

Directors, Executive Officers and Nominees, page 82

9.	Please clarify the dates during which your directors and executive officers served in the cited roles. For example, it is unclear when Mr. Cherion served as chairman, chief executive officer and director of Millennium Investment & Acquisition Co., Inc. Also, ensure that your disclosure is reconcilable to the information in the table on page 88.

We have revised the Registration Statement (page 82) to clarify the dates during which our directors and executive officers served in cited roles. Also, we confirm that the disclosure in the biographies are reconciled to the information in the table on page 88.

10.	Please ensure that the information in this section is balanced, with equally prominent explanation of transactions or entities that generated losses for investors.

We have deleted information in the Registration Statement relating to investor returns (page 83). We believe that the revised disclosure regarding our management is balanced and complete in all material respects.

11.	We note your disclosure on page 34 that your executive officers and directors possibly are affiliated with entities that are engaged in a business similar to yours. Please tell us the name of all such entities with which your affiliates are or were affiliated, including the nature and dates of the affiliation. Also provide a brief description of any acquisitions made by those entities, the current trading markets of the entities, and benefits received by your affiliates from their association with those entities.

We have revised the Registration Statement (page 34) to clarify that our executive officers and directors are, or may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a business activities similar to those intended to be conducted by us following our initial business combination, although they may not participate in in the formation of, or become an officer or director of, any other blank check company until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within 12 months after the closing of this offering (or up to 21 months from the closing of this offering if we extend the period of time to consummate a business combination).

Underwriting Discount, page 111

12. We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

We have revised the Registration Statement (page 111) in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

I-AM Capital Acquisition Company

By:	/s/ F. Jacob Cherian
Name: F. Jacob Cherian
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP